[redacted]

mR

13012611

SEC Mail Processing Section
RECEIVED
FEB 28 2013
Wash., D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBS Capital Markets Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Dr., Suite 1200
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MONICA BROCK 949.717.6205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young LLP
(Name – *if individual, state last, first, middle name*)

18111 Von Karman Ave Suite 1000 Irvine CA 92612
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Em
3/9/13

OATH OR AFFIRMATION

I, MONICA BROCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBS Capital Markets Group LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTIBEL MONZON
Commission # 1900468
Notary Public - California
Orange County
My Comm. Expires Aug 20, 2014

Signature

Director of Finance

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

KBS Capital Markets Group, LLC
(a California limited liability company)
Year Ended December 31, 2012
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

KBS Capital Markets Group, LLC
(a California limited liability company)

Financial Statements and
Supplemental Information

Year Ended December 31, 2012

Contents

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
KBS Capital Markets Group, LLC

We have audited the accompanying financial statements of KBS Capital Markets Group, LLC, a California limited liability company (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KBS Capital Markets Group, LLC at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 26, 2013

KBS Capital Markets Group, LLC

(a California limited liability company)

Statement of Financial Condition

December 31, 2012

ASSETS		
Cash and cash equivalents	$	581,875
Prepaid expenses and other assets		215,989
Commissions due from affiliate		78,812
Reimbursements due from affiliates		69,727
Dealer manager fees due from affiliate		40,274
Property and equipment, net		19,352
TOTAL ASSETS	$	1,006,029
LIABILITIES AND MEMBER'S CAPITAL		
Accrued compensation	$	350,786
Accounts payable and accrued liabilities		154,849
Commissions and marketing fees payable to broker-dealers		93,637
		599,272
Commitments and contingencies *(Note 7)*		
Member's capital		406,757
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	1,006,029

See notes to financial statements.

KBS Capital Markets Group, LLC

(a California limited liability company)

Statement of Operations

For the Year Ended December 31, 2012

REVENUES	
Commissions from affiliates	$ 35,640,143
Dealer manager fees from affiliates	17,639,093
Interest and other income	1,278
	53,280,514
EXPENSES	
Commissions and marketing fees to broker-dealers	42,246,616
Employee salaries, commissions and benefits	14,961,206
Travel and entertainment	2,076,569
General, administrative and other expenses	968,176
Rent and facilities	591,164
Recovery on organization & offering charges	(478,972)
Marketing and professional services	275,810
Meetings and sponsorships	224,821
	60,865,390
NET LOSS	$ (7,584,876)

See notes to financial statements.

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Member's Capital

For the Year Ended December 31, 2012

BALANCE – December 31, 2011	$ 445,633
Member contributions	7,546,000
Net loss	(7,584,876)
BALANCE – December 31, 2012	$ 406,757

See notes to financial statements.

KBS Capital Markets Group, LLC

(a California limited liability company)

Statement of Cash Flows

For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (7,584,876)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	16,077
Changes in operating assets and liabilities:	
Commissions due from affiliate	110,522
Reimbursements due from affiliates	(26,571)
Dealer manager fees due from affiliate	4,488
Prepaid expenses and other assets	(34,259)
Accounts payable and accrued liabilities	148,359
Commissions and marketing fees payable to broker-dealers	(52,216)
Accrued compensation	(766,231)
Net cash used in operating activities	(8,184,707)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution from member	7,546,000
Net cash raised in financing activities	7,546,000
NET DECREASE IN CASH	(638,707)
Cash and cash equivalents – beginning of year	1,220,582
Cash and cash equivalents – end of year	$ 581,875
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for taxes	$ 12,590

See notes to financial statements.

1. Organization of the Company

KBS Capital Markets Group, LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a limited purpose broker-dealer approved to distribute mutual funds, variable annuities and direct participation programs to other FINRA approved broker-dealers. The Company is organized as a limited liability company ("LLC") in the state of California. The Company has a single member, KBS Holdings, LLC (the "Member").

During 2012, the Company served as the dealer manager for the public offerings of KBS Real Estate Investment Trust, Inc. ("KBS REIT"), KBS Real Estate Investment Trust II, Inc. ("KBS REIT II"), KBS Strategic Opportunity Real Estate Investment Trust, Inc. ("KBS SOR"), KBS Legacy Partners Apartment REIT, Inc. ("KBS Legacy"), and KBS Real Estate Investment Trust III, Inc. ("KBS REIT III") (collectively referred to herein as the "KBS REITs"), all of which are affiliates of the Member. The offering period for KBS REIT closed on May 30, 2008, while the offering period for KBS REIT II closed on December 31, 2010, and for KBS SOR, which closed on November 20, 2012. KBS Legacy commenced on March 12, 2010, and KBS REIT III commenced on October 26, 2010.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect assets and liabilities as of December 31, 2012, and the revenues and expenses for the year then ended. Actual results could differ from these estimates.

Revenue Recognition

The Company's revenues are primarily comprised of commissions and dealer manager fees earned as compensation in connection with the distribution and sales of shares of the KBS REITs.

2. Summary of Significant Accounting Policies (continued)

Commissions and dealer manager fees are recognized on the date that the shares sold by the dealer manager are accepted and confirmed by the KBS REITs. The Company generally pays 100% of the commissions and reallows up to 2.0% of gross proceeds in the form of marketing fees to participating broker-dealers involved in the sale of shares of the KBS REITs.

Concentrations

Substantially all revenue generated by the Company during the year ended December 31, 2012, was from the KBS REITs.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days.

The Company currently maintains substantially all of its operating cash with one major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Commissions, Dealer Manager Fees and Reimbursements Due From Affiliate

The Company receives commissions and dealer manager fees in connection with the distribution and sale of shares of KBS REIT II, KBS REIT III, KBS SOR, and KBS Legacy. The Company also receives commissions on proceeds from the KBS REIT Dividend Reinvestment Plan ("DRIP Plan"). In addition, the Company receives reimbursement for certain expenses, including sponsorships, promotional items, legal fees, travel and due diligence expenses from the KBS REITs.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets mainly consist of prepaid insurance and prepaid rent.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided on a straight-line basis over the estimated original useful lives of the assets, which range from three to seven years.

Commissions and Marketing Fees Payable to Broker-Dealers

The Company pays commissions to broker-dealers in connection with the distribution and sale of shares of the KBS REITs, including commissions on proceeds from the DRIP Plan. The Company pays marketing fees (reallows) to certain broker-dealers for marketing services provided by such broker-dealers.

Accrued Compensation

Accrued compensation is primarily related to incentive compensation due to certain of the Company's officers and employees in connection with the sales of shares of KBS REIT III, KBS SOR and KBS Legacy.

Reimbursements from Affiliates

Reimbursements from affiliates represent payments received for organization and offering costs previously paid by the Company on behalf of, and in connection with the distribution and sale of shares of, the KBS REITs.

Taxes

As an LLC, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are generally the obligation of the Member.

Based on the Company's evaluation, under Accounting Standards Codification 740-10, *Income Taxes,* the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for the tax year ended December 31, 2012. Tax years 2009 through 2011 are subject to examination by state taxing authorities.

3. Property and Equipment

Property and equipment consist of the following at December 31, 2012:

Computer equipment	$ 60,011
Office equipment and fixtures	53,743
Less accumulated depreciation	(94,402)
	$ 19,352

4. Related Party Transactions

Commissions and Dealer Manager Fees

The Company earns commissions and dealer manager fees for the distribution and sales of shares of the KBS REITs. The commission percentage is calculated using a commission rate starting at 6.5% and declining to 1% of proceeds from sales of shares based on the number of shares sold. Commissions on proceeds from the DRIP Plan are calculated based on 3% of such proceeds. The dealer manager fees are calculated using a rate starting at 3% and declining to 2%. There are no dealer manager fees paid on sales from the DRIP Plan. For the year ended December 31, 2012, the Company earned $35,640,143 of commissions and $17,639,093 of dealer manager fees.

As of December 31, 2012, the Company had commissions due from affiliate of $78,812 and dealer manager fees due from affiliate of $40,274. The commissions and dealer manager fees receivable represent commissions and fees associated with the sale of shares for KBS REITs.

Reimbursements from Affiliates

During the year ended December 31, 2012, the Company received $3,778,103 from KBS REITs as reimbursement for certain expenses, including sponsorships, meetings, promotional items, legal fees, registration fees, travel and due diligence expenses. As of December 31, 2012, the Company had $41,355 receivable from KBS REITs for such reimbursable expenses.

KBS Realty Advisors, LLC ("KBSRA"), an affiliate of the Company, pays for certain operating expenses on behalf of the Company. For the year ended December 31, 2012, the Company reimbursed KBSRA $61,580 for such operating expenses. The Company pays certain operating expenses on behalf of KBSRA. For the year ended December 31, 2012, the Company received $29,313 from KBSRA as reimbursement for such expenses.

4. Related Party Transactions (continued)

The Company subleases office space and office equipment from KBSRA on a month-to-month basis. During the year ended December 31, 2012, the Company incurred $125,425 of expenses related to such subleases.

KBS Capital Advisors, LLC ("KBSCA"), an affiliate of the Company, reimburses the Company for certain operating expenses. For the year ended December 31, 2012, the Company received $1,629,160 from KBSCA for such operating expenses. As of December 31, 2012, the Company had $9,356 receivable from KBSCA for such reimbursable expenses.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2012, the Company had net capital of $61,415 which was $21,464 in excess of the required net capital of $39,951 as computed in accordance with Rule 15c3-1. The Company's net capital ratio was 9.76 to 1.

6. Defined Contribution Plan

KBSRA sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service. The Company did not incur any expense for the Plan during the year ended December 31, 2012.

7. Commitments and Contingencies

The Company is subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's financial position or results from operations.

8. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements are issued.

Supplemental Information

KBS Capital Markets Group, LLC
(a California limited liability company)

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2012

Member's capital	$	406,757
Less nonallowable assets		(345,342)
Net capital per Rule 15c3-1		61,415
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		39,951
Excess net capital	$	21,464
Aggregate indebtedness	$	599,272
Ratio of aggregate indebtedness to net capital		9.76 to 1

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

See report of independent registered public accounting firm.

KBS Capital Markets Group, LLC

(a California limited liability company)

Schedule II – Statements Regarding SEC Rule 15c3-3

December 31, 2012

Computation of Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from the Computation of Reserve Requirements according to the provision of Rule 15c3-3(k)(2)(i).

Information Relating to Possession or Control Requirements under Rule 15c3-3:

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(i) exemption provision.

See report of independent registered public accounting firm.

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 (g) (1)

The Member
KBS Capital Markets Group, LLC

In planning and performing our audit of the financial statements of KBS Capital Markets Group, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2013

1301-1002558

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 152,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

AGREED-UPON PROCEDURES REPORT

KBS Capital Markets Group, LLC
For the Year Ended December 31, 2012

Ernst & Young LLP

ERNST & YOUNG

KBS Capital Markets Group, LLC

Agreed-Upon Procedures Report

For the Year Ended December 31, 2012

Table of Contents

1302-1035535

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Member and Management of KBS Capital Markets Group, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member and Management of KBS Capital Markets Group, LLC (the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, reviewing check copies and bank statements to determine that the assessment payments were paid.

   From our procedures performed as stated above, no exceptions were noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012.

   From our procedures performed as stated above, no exceptions were noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided to us by management of the Company.

   From our procedures performed as stated above, no exceptions were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   From our procedures performed as stated above, no exceptions were noted.

Ernst & Young

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2013

Supplemental Schedule

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066581 FINRA DEC
KBS CAPITAL MARKETS GROUP LLC 20*20
660 NEWPORT CENTER DR STE 1200
NEWPORT BEACH CA 92660-6492

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 27,584.75

B. Less payment made with SIPC-6 filed (exclude interest) (10,477.83)
7/25/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 17,106.92

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 17,106.92

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 17,106.92

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KBS Capital Markets Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Director of Finance
(Title)

Dated the 24 day of January, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2012** and ending **12/31/2012**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 53,280,514

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 42,246,616

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 11,033,898

2e. General Assessment @ .0025 $ 27,584.75

(to page 1, line 2.A.)

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